(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 17, 2015

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Nobukazu Takano, Project General Manager, Accounting
Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations
Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku,

Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the FY2015 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 16, 2015

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Distribution of Surplus

a. Allocation of dividend assets and the total amount of dividends:
Payment of 125 yen per share of common stock (Total amount of dividends: 393,351,703,875 yen)
b. Effective date of distribution of surplus: June 17, 2015

Proposed Resolution 2:	Election of 12 Members of the Board of Directors

It was proposed that the following 12 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Akio Toyoda, Nobuyori Kodaira, Mitsuhisa Kato, Seiichi Sudo, Shigeki Terashi, Shigeru Hayakawa, Didier Leroy, Takahiko Ijichi, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Proposed Resolution 3:	Election of 4 Audit & Supervisory Board Members

It was proposed that the following 4 persons be elected as Audit & Supervisory Board Members: Masahiro Kato, Yoshiyuki Kagawa, Yoko Wake, and Hiroshi Ozu.

Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 5:	Payment of Bonuses to Members of the Board of Directors

In consideration of the results for FY2015 and other factors, the 12 Members of the Board of Directors (excluding Outside Members of the Board of Directors) in office as of the end of FY2015 will be paid a total amount of 885,300,000 yen as bonuses.

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Proposed Resolution 6:	Partial Amendments to the Articles of Incorporation

In accordance with the change in the scope of Members of the Board of Directors and Audit & Supervisory Board Members with whom limited liability agreements may be concluded, it was proposed the necessary amendments be made to the Articles of Incorporation.

Proposed Resolution 7:	Partial Amendments to the Articles of Incorporation and Delegation to Our Board of Directors of the Power to Determine Offering Terms in Connection with Issuance of Class Shares

It was proposed that the amendments to the Articles of Incorporation pertaining to the establishment of Model AA Class Shares be made in order to enable TMC to issue such shares. In addition, pursuant to Articles 199 and 200 of the Companies Act, it was proposed that the power to determine offering terms for issuance of the shares be delegated to the Board of Directors.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	26,170,261	12,564	35,076	26,423,343	99.04	Approved
Proposed Resolution 2
Takeshi Uchiyamada	25,415,187	747,868	55,007	26,423,323	96.18	Approved
Akio Toyoda	25,925,553	237,707	54,815	26,423,336	98.11	Approved
Nobuyori Kodaira	25,792,638	323,428	102,003	26,423,330	97.61	Approved
Mitsuhisa Kato	25,796,627	319,519	101,922	26,423,329	97.62	Approved
Seiichi Sudo	25,796,762	319,384	101,923	26,423,330	97.62	Approved
Shigeki Terashi	25,796,887	319,260	101,921	26,423,329	97.62	Approved
Shigeru Hayakawa	25,780,974	335,159	101,936	26,423,330	97.56	Approved
Didier Leroy	25,779,931	336,208	101,929	26,423,329	97.56	Approved
Takahiko Ijichi	25,796,604	319,540	101,925	26,423,330	97.62	Approved
Ikuo Uno	24,577,285	1,602,497	38,284	26,423,327	93.01	Approved
Haruhiko Kato	26,012,945	186,510	18,622	26,423,338	98.44	Approved
Mark T. Hogan	22,809,624	3,375,122	33,318	26,423,325	86.32	Approved
Proposed Resolution 3
Masahiro Kato	24,880,435	1,272,865	64,605	26,423,322	94.16	Approved
Yoshiyuki Kagawa	24,880,045	1,273,265	64,594	26,423,321	94.15	Approved
Yoko Wake	25,625,181	574,474	18,253	26,423,325	96.97	Approved
Hiroshi Ozu	26,174,046	25,546	18,333	26,423,342	99.05	Approved
Proposed Resolution 4	26,126,575	26,741	64,599	26,423,341	98.87	Approved
Proposed Resolution 5	26,027,161	153,240	37,527	26,423,334	98.50	Approved
Proposed Resolution 6	26,162,852	36,648	18,407	26,423,342	99.01	Approved
Proposed Resolution 7	19,873,477	6,308,936	35,380	26,423,323	75.21	Approved

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Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1 and 5, a majority vote of the shareholders present at the General Shareholders’ Meeting;

For Proposed Resolutions 2, 3, and 4, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote; and

For Proposed Resolutions 6 and 7, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed were not counted.

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